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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Shake Shack Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

819047 101

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 14, 2015

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 819047 101	Schedule 13D/A	Page 2 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): PN

Note: All share numbers on these cover pages presented on an as-converted basis.

CUSIP No. 819047 101	Schedule 13D/A	Page 3 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green Equity Investors Side VI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 4 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Malted Coinvest LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 5 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): GEI Capital VI, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 6 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Green VI Holdings, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 7 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Leonard Green & Partners, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): PN

CUSIP No. 819047 101	Schedule 13D/A	Page 8 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): LGP Management, Inc.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): CO

CUSIP No. 819047 101	Schedule 13D/A	Page 9 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Peridot Coinvest Manager LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

CUSIP No. 819047 101	Schedule 13D/A	Page 10 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): Jonathan D. Sokoloff
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,554,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.8% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 11 of 16 Pages

(1)	Name of Reporting Persons: I.R.S. Identification No. of Above Persons (entities only): J. Kristofer Galashan
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions):
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 7,563,659
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 7,563,659
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,563,659
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 20.9% beneficial ownership of the voting stock based on 36,250,000 shares of Common Stock outstanding as of November 12, 2015
(14)	Type of Reporting Person (See Instructions): IN

CUSIP No. 819047 101	Schedule 13D/A	Page 12 of 16 Pages

ITEM 1.	SECURITY AND ISSUER

This Amendment No. 3 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “A-Common”) of Shake Shack Inc., a Delaware corporation (the “Issuer”). Capitalized terms used in this Amendment and not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

The address of the Issuer’s principal executive offices is 24 Union Square East, 5th Floor, New York, NY 10003.

ITEM 2.	IDENTITY AND BACKGROUND

The disclosure provided in Item 2 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

(a)	As of the date of this statement, (i) GEI VI is the record owner of 112,578 shares of A-Common and 4,413,906 shares of the Issuer’s Class B common stock, par value $0.001 per share (“B-Common”) (ii) GEI Side VI is the record owner of 2,697,787 shares of A-Common, and (iii) Malted is the record owner of 330,388 shares of B-Common.

ITEM 4.	PURPOSE OF TRANSACTION

The disclosure provided in Item 4 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

On November 30, 2015, (i) GEI VI tendered to the Issuer 146,067 LLC Interests and 146,067 shares of B-Common in exchange for 146,067 shares of A-Common, and (ii) Malted tendered to the Issuer 10,933 LLC Interests and 10,933 shares of B-Common in exchange for 10,933 shares of A-Common. On December 10, 2015, (i) GEI VI tendered to the Issuer 87,640 LLC Interests and 87,640 shares of B-Common in exchange for 87,640 shares of A-Common, and (ii) Malted tendered to the Issuer 6,560 LLC Interests and 6,560 shares of B-Common in exchange for 6,560 shares of A-Common. Subsequent to the November 30, 2015 redemptions, the Reporting Persons executed the transactions set forth in Item 5(c).

Except as disclosed in this Item, none of the LGP Stockholders, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of this Amendment. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans, or proposals in the future depending on market conditions and/or other factors.

CUSIP No. 819047 101	Schedule 13D/A	Page 13 of 16 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number* of Shares With Shared Voting Power	Sole Beneficial Ownership	Shared Beneficial Ownership*	Percentage of Class Beneficially Owned
GEI VI	7,563,659	0	7,554,659	20.8%
GEI Side VI	7,563,659	0	7,554,659	20.8%
Malted	7,563,659	0	7,554,659	20.8%
Jonathan D. Sokoloff	7,563,659	0	7,554,659	20.8%
J. Kristofer Galashan	7,563,659	9,000	7,563,659	20.9%
Other Reporting Persons	7,563,659	0	7,554,659	20.8%

*	All share numbers presented in this table assume full conversion of B-Common to A-Common.

(c)	The following table sets forth all transactions with respect to shares of Common Stock effectuated since Amendment No. 2 to Schedule 13D. Each day’s sales comprised open market transactions made on that day, and the price per share reported is the weighted average sale price.

Reporting Person	Date of Transaction	Number of Shares Sold	Price per Share
GEI VI	December 2, 2015	29,958	$45.32
GEI Side VI	December 2, 2015	17,855	$45.32
Malted	December 2, 2015	2,187	$45.32
GEI VI	December 3, 2015	29,958	$44.67
GEI Side VI	December 3, 2015	17,855	$44.67
Malted	December 3, 2015	2,187	$44.67
GEI VI	December 4, 2015	29,959	$44.06
GEI Side VI	December 4, 2015	17,855	$44.06
Malted	December 4, 2015	2,186	$44.06
GEI VI	December 7, 2015	29,958	$43.83
GEI Side VI	December 7, 2015	17,855	$43.83
Malted	December 7, 2015	2,187	$43.83
GEI VI	December 8, 2015	29,959	$43.24
GEI Side VI	December 8, 2015	17,855	$43.24
Malted	December 8, 2015	2,186	$43.24
GEI VI	December 10, 2015	29,958	$43.27
GEI Side VI	December 10, 2015	17,855	$43.27
Malted	December 10, 2015	2,187	$43.27
GEI VI	December 11, 2015	29,958	$41.57
GEI Side VI	December 11, 2015	17,855	$41.57
Malted	December 11, 2015	2,187	$41.57
GEI VI	December 14, 2015	29,959	$40.44
GEI Side VI	December 14, 2015	17,855	$40.44
Malted	December 14, 2015	2,186	$40.44

CUSIP No. 819047 101	Schedule 13D/A	Page 14 of 16 Pages

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The disclosure provided in Item 6 of the Schedule 13D amended hereby is updated to include the following additional disclosure:

By virtue of the various agreements and arrangements among the Reporting Persons described in this Schedule 13D and the other members of (i) the Voting Group (as defined below) (the members of the Voting Group other than the LGP Stockholders, the “Non-LGP Voting Members”) and (ii) the Trading Group (as defined below) (the members of the Trading Group other than the LGP Stockholders, the “Non-LGP Trading Members”), the Non-LGP Voting Members and the Non-LGP Trading Members may be deemed to be members of a “group” with the Reporting Persons. Notwithstanding the foregoing, the Reporting Persons expressly disclaim, to the extent permitted by applicable law, the existence of a “group” between and among the Reporting Persons on the one hand, and each of the Non-LGP Voting Members and the Non-LGP Trading Members, on the other hand. None of the Non-LGP Voting Members nor the Non-LGP Trading Members is a Reporting Person on this Schedule 13D, and any obligations any of them may have under Section 13(d) of the Act must be satisfied on one or more separate filings. To the extent that any Non-LGP Voting Member or Non-LGP Trading Member beneficially owns Equity Interests, the Reporting Persons may be deemed to beneficially own any such Equity Interests, but expressly disclaim, to the extent permitted by applicable law, beneficial ownership thereof. “Voting Group” for purposes of this Schedule 13D means the LGP Stockholders and the other parties to the Stockholders Agreement. “Trading Group” for purposes of this Schedule 13D means the LGP Stockholders and the other parties to the Trading Agreement.

Other than the matters disclosed above in response to Items 4 and 5, and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings, or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 819047 101	Schedule 13D/A	Page 15 of 16 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment is true, complete, and correct.

Dated as of December 16, 2015

Green Equity Investors VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green Equity Investors Side VI, L.P.
By: GEI Capital VI, LLC, its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

LGP Malted Coinvest LLC
By: Peridot Coinvest Manager LLC, its Manager
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

GEI Capital VI, LLC

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Green VI Holdings, LLC

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Leonard Green & Partners, L.P.
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

CUSIP No. 819047 101	Schedule 13D/A	Page 16 of 16 Pages

LGP Management, Inc.

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

Peridot Coinvest Manager LLC
By: Leonard Green & Partners, L.P., its Manager
By: LGP Management, Inc., its General Partner

By:	/s/ ADRIAN J. MAIZEY
Name:	Adrian J. Maizey
Title:	Chief Operating Officer and Secretary

/s/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
Jonathan D. Sokoloff

/s/ ADRIAN J. MAIZEY
Adrian J. Maizey, as Attorney-in-Fact for
J. Kristofer Galashan